Seaport West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax Robert W. Sweet, Jr. 617 832 1160 direct RWS@foleyhoag.com

June 23, 2014

Via EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	ZP Holdings, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted May 13, 2014
CIK No. 0001587221

Dear Mr. Riedler:

This letter constitutes supplemental correspondence on behalf of Zosano Pharma Corporation (formerly named “ZP Holdings, Inc.” and referred to herein as the “Company”), related to the above-referenced confidential submission (the “DRS”) and to the Company’s Registration Statement on Form S-1 for the same offering (the “Registration Statement”) in accordance with the Securities Act of 1933, as amended (the “Securities Act”), filed June 24, 2014. As a courtesy to the Staff, two copies of the Registration Statement are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement as compared to the DRS.

The Registration Statement is intended to be responsive to the comments of the Staff set forth in your letter dated June 10, 2014 (the “Comment Letter”), and also reflects the inclusion of current financial statements and other changes to the DRS Filing, as indicated in the marked materials being submitted. Set forth below are our responses, on behalf of the Company, to the Comment Letter. For your convenience, we have repeated the Staff’s comments in italic font below, with the headings and numbered paragraphs corresponding to the headings and numbered paragraphs in the Comment Letter. Unless otherwise noted, references to page numbers (other than in headings and comments repeated from the Comment Letter) are to pages of the prospectus which forms a part of the Registration Statement.

ATTORNEYS AT LAW	BOSTON | WASHINGTON | PARIS | FOLEYHOAG.COM

Mr. Jeffrey P. Riedler

<June 23, 2014>

On behalf of the Company, we respond to the Comment Letter as follows:

General

1. Staff Comment: If our comments are applicable to portions of the filings that we have not cited, please make the appropriate changes elsewhere in the filing in accordance with our comments.

Response: The Company confirms that it has attempted to address all of the comments set forth in the Comment Letter where appropriate in the Registration Statement.

2. Staff Comment: Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response: The Company has filed additional exhibits together with the Registration Statement, and will submit all remaining exhibits as soon as practicable in order to give the Staff sufficient time to complete its review. The Company understands that the Staff may raise additional comments after a review of additional exhibits submitted with the Registration Statement and any pre-effective amendment to the Registration Statement.

In addition, the Company refers the Staff to its confidential treatment request dated June 23, 2014, which was submitted to the Staff contemporaneously with the filing of the Registration Statement, which requests confidential treatment for designated portions of the following agreements:

•	Intellectual Property License Agreement, dated as of October 5, 2006, by and between ALZA Corporation and The Macroflux Corporation (the original name of ZP Opco, Inc., a wholly owned subsidiary and the operating company of the Company); and

•	Collaboration, Development and License Agreement, dated as of January 31, 2014, by and between Zosano Pharma, Inc. (a former name of ZP Opco, Inc.) and Novo Nordisk A/S.

3. Staff Comment: Please confirm that the graphics included in your registration statement are the only graphic, visual, or photographic information you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response: The Company has included new graphics on the inside cover of the prospectus forming a part of the Registration Statement, and has replaced or updated certain other graphics included in the Registration Statement. The Company does not intend to include any other additional graphic, visual or photographic information in the Registration Statement.

4. Staff Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone

Mr. Jeffrey P. Riedler

<June 23, 2014>

authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company has supplementally provided the Securities and Exchange Commission (the “Commission”), under separate cover, a copy of all written presentation materials used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. The Company will also supplementally provide the Commission copies of any research reports about it and of which it becomes aware that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or that will participate in the Company’s offering.

5. Staff Comment: Please amend your registration statement to include the name(s) of your lead underwriter(s). Please note that we will defer further review of any amendment until such time as you have identified your lead underwriter(s).

Response: The Company has identified Wedbush PacGrow Life Sciences, Ladenburg Thalmann, and Roth Capital Partners as its managing underwriters in the Registration Statement.

Prospectus Summary

Risks Associated with our Business, page 5

6. Staff Comment: Please expand this section to include a bullet point highlighting the risks associated with your note payable to BMR and its affiliates, which are in turn affiliates of your largest stockholder, including that:

•	you intend to use the proceeds from the offering to repay such note; and

•	if you default on your obligations, BMR could foreclose on the collateral, potentially including your intellectual property and the proceeds of this offering.

Response: The section noted, which appears on page 5 of the Registration Statement, has been revised to include a bullet point that is responsive to the Staff’s comment and also discloses a new credit facility with Hercules Technology Growth Capital entered into in June 2014.

The Offering, page 7

7. Staff Comment: Please expand your summary description of your “Use of proceeds” to disclose that your debt obligations are to affiliates of your largest stockholder.

Mr. Jeffrey P. Riedler

<June 23, 2014>

Response: The section noted, which appears on page 8 of the Registration Statement, has been revised in response to the Staff’s comment to disclose that certain of the Company’s debt obligations are to its largest stockholder.

Risk Factors

“We rely on key executive officers and scientific and medical advisors…” page 31

8. Staff Comment: Please expand this risk factor to identify your principal scientific, regulatory and medical advisors other than your executive officers.

Response: The risk factor noted, which appears on page 37 of the Registration Statement, has been revised in response to the Staff’s comment to clarify that the Company relies on key executive officers, rather than on key executive officers and scientific, regulatory and medical advisors.

“If we fail to maintain proper and effective internal controls…” page 34

9. Staff Comment: Please expand this risk factor to include an estimate of the additional professional fees and internal costs you expect to incur to expand your accounting and finance functions.

Response: The risk factor noted, which begins on page 41 of the Registration Statement, has been revised in response to the Staff’s comment to include an estimate of the additional professional fees and internal costs the Company expects to incur to expand its accounting and finance functions.

“We will incur increased costs and demands…” page 36

10. Staff Comment: Please expand this risk factor to include an estimate of the additional legal, accounting and other costs you expect to incur as public company.

Response: The risk factor noted, which appears on page 42 of the Registration Statement, has been revised in response to the Staff’s comment to include an estimate of the additional legal, accounting and other costs the Company expects to incur as public company.

Use of Proceeds, page 40

11. Staff Comment: To the extent practicable, please disclose how far in the planned trials for Weekly ZP-PTH, ZP-Glucagon and ZP-Triptan you estimate the offering proceeds will enable you to reach.

Response: The relevant bullet points in the section noted, which appear on page 46 of the Registration Statement, have been revised in response to the Staff’s comment to disclose how far in the planned clinical trials for the Company’s product candidates Weekly

Mr. Jeffrey P. Riedler

<June 23, 2014>

ZP-PTH, ZP-Glucagon and ZP-Triptan the Company estimates the offering proceeds will enable it to reach.

12. Staff Comment: Please expand your description in the fifth bullet point to specify how you plan to enhance your manufacturing capabilities.

Response: The bullet point noted, which appears on page 46 of the Registration Statement and is now the fourth bullet point, has been revised in response to the Staff’s comment to specify how the Company plans to expand and enhance its manufacturing capabilities.

13. Staff Comment: Please expand your description in the sixth bullet point of your debt obligations to identify BMR and its affiliates as the note holders and to include the interest rate and maturity of such debt obligations, pursuant to Instruction 4 to Item 504 of Regulation S-K.

Response: The bullet point noted, which appears on page 46 of the Registration Statement and is now the fifth bullet point, has been revised in response to the Staff’s comment and in accordance with Instruction 4 to Item 504 of Regulation S-K, and also to disclose that a portion of the net proceeds will be used to make required payments of interest and principal under a new credit facility with Hercules Technology Growth Capital entered into in June 2014.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Asahi License and Collaboration Agreement, page 49

14. Staff Comment: Please briefly disclose the reason(s) the parties elected to terminate the joint venture between the company and Asahi.

Response: The description of the termination of the Company’s joint venture with Asahi, which appears on page 57 of the Registration Statement, has been expanded in response to the Staff’s comment to disclose the reasons Asahi and the Company elected to terminate their joint venture.

Business, page 70

15. Staff Comment: Please revise your disclosure to specify when, and the indication for which, you submitted any INDs in connection with your clinical trials of daily ZP-PTH or ZP-Glucagon. If you have conducted clinical trials for which you did not submit a corresponding IND, please tell us why.

Response: With respect to clinical trials for the two product candidates noted, Weekly ZP-PTH and ZP-Glucagon, the Company supplementally advises the Staff that it has not submitted any INDs in connection with the clinical trials for these two product candidates. The Company’s Phase 1 clinical trial for Weekly ZP-PTH and the Company’s Phase 1 clinical trial for ZP-Glucagon were conducted in Australia and therefore were not

Mr. Jeffrey P. Riedler

<June 23, 2014>

subject to the FDA’s IND filing requirements, as now disclosed on pages 84, 86, 97, 99 and 100 of the Registration Statement. The Company has scheduled a pre-IND meeting with the FDA for its Weekly ZP-PTH product candidate in July 2014, which is disclosed on page 84 of the Registration Statement. The Company also plans to hold a similar pre-IND meeting with the FDA for its ZP-Glucagon product candidate later this year, but that meeting has not yet been scheduled. The Company further supplementally advises the Staff that it did file an IND for Daily ZP-PTH, which is no longer a lead product candidate. The Company does not intend to use proceeds of the offering to further develop the Daily ZP-PTH product.

16. Staff Comment: Please expand your disclosure to explain, in language appropriate for laymen, what you mean by the following terms the first time each is used:

•	T-score;

•	Black-box warning;

•	bioavailability;

•	osteonecrosis;

•	“frozen bone”;

•	Hypercalcemia;

•	Hypercaluria;

•	Clinically significant;

•	Bridging study; and

•	iontophoretic

Response: In response to the Staff’s comment, the Company has expanded its disclosure to explain what it means by the terms noted, which first appear on the pages of the Registration Statement as set forth in the table below:

Term	Page
T-score	83
Black-box warning	1, 83
bioavailability	2, 55, 84
osteonecrosis	92
“frozen bone”	92
Hypercalcemia	95
Hypercalciuria	95
Clinically significant	95
Bridging study	100
iontophoretic	87

Our collaboration with Novo Nordisk, page 72

17. Staff Comment: Please expand your description of your Novo Nordisk agreement to disclose:

Mr. Jeffrey P. Riedler

<June 23, 2014>

•	The amount of the upfront payment;

•	The actual aggregate amount of potential milestone payments under the agreement, or the aggregate per product if there is not a definitive number of products that may be developed under the agreement;

•	The royalty rate you may receive, expressed as a range within ten percent (e.g., high single digits, mid-teens, etc.); and

•	The duration and any termination provisions of the agreement

Response: In response to the Staff’s comment, the Company has expanded its description of its agreement with Novo Nordisk appearing on page 87 of the Registration Statement to disclose (i) the amount of the upfront payment; (ii) the aggregate amount of potential milestone payments per product; (iii) the royalty rate the Company may receive, expressed as a range within ten percent; and (iv) the duration and termination provisions of the agreement.

Our development pipeline is extensive, page 75

18. Staff Comment: We note that you list sufenantil, for the treatment of post-operative pain, as a compound you have prioritized for further investigation after your four identified lead product candidates, but that this compound does not appear in your graph of prior preclinical and clinical studies on page 74. Please tell us, with a view to clarifying your disclosure, whether you have conducted any preclinical or clinical trials of this compound.

Response: The Company supplementally advises the Staff that the Company has revised its disclosure in the Registration Statement to remove the references to sufentanil that appeared on pages 75 and 94 of the DRS filing, as the Company is no longer prioritizing this compound for further investigation.

Clinical rationale for Weekly ZP-PTH development, page 77

19. Staff Comment: Please expand your discussion of the Phase 2 results illustrated in the table on page 79 to explain what a 95% confidence interval and p-values are and what they measure.

Response: In response to the Staff’s comment, the Company has revised its discussion of the Phase 2 results illustrated in the table on page 94 of the Registration Statement to explain what a 95% confidence interval and p-values are and what they measure.

20. Staff Comment: Please expand your discussion of the tables on pages 79, 81 and 82 to explain whether the results shown represent the mean results or some other measurement.

Mr. Jeffrey P. Riedler

<June 23, 2014>

Response: In response to the Staff’s comment, the Company has revised its discussion of the tables on pages 94 (Phase 2 Results), 96 (AUC and Cmax) and 97 (Zosano Ph1: Improved Pulsatile Delivery…) of the Registration Statement to explain that the results shown represent the mean results.

2008 Phase 2 study with Daily ZP-PTH treatment, page 79

21. Staff Comment: We note your statement on page 80 that Phase 2 Daily ZP-PTH demonstrated that transdermal delivery of PTH using your microneedle patch system was “safe and effective” to increase bone density over six months. Because FDA approval is dependent on the agency making a determination (according to criteria specified in law and agency regulations) that a drug or biologic is both safe and effective, it is premature for you to characterize ZP-PTH as safe and effective. Accordingly, please remove or modify this wording as necessary.

Response: The section noted, which appears on page 95 of the Registration Statement, has been revised in response to the Staff’s comment to remove the reference to “safe and effective” in respect of the increased bone density demonstrated by our Daily ZP-PTH Phase 2 study. In addition, other sections of the Registration Statement have been revised to remove references to our findings that either higher doses or a range of doses of PTH can “safely and effectively” be delivered by our microneedle patch system, in response to the Staff’s comment.

Intellectual Property, page 97

22. Staff Comment: Please explain what a provisional patent application is and clarify in the table headings the foreign jurisdictions associated with your patents and patent applications.

Response: The section noted, which begins on page 109 of the Registration Statement, has been revised in response to the Staff’s comment to explain what a provisional patent application is, and the table of patents included in such section on page 110 of the Registration Statement has been revised in response to the Staff’s comment to clarify in the table headings the foreign jurisdictions associated with the disclosed patents and patent applications.

23. Staff Comment: You state on page 98 that the last of your patents will expire in 2025. Please expand your discussion of your patent portfolio to provide the expiration dates for each of your material patents or patent families.

Response: The table noted, which appears on page 110 of the Registration Statement, has been revised in response to the Staff’s comment to add the expiration dates for the disclosed issued patents.

24. Staff Comment: Please expand your description of your ALZA agreement to disclose:

Mr. Jeffrey P. Riedler

<June 23, 2014>

•	The royalty rate you must pay to ALZA, expressed as a range within ten percent (e.g., high single digits, mid-teens, etc.); and

•	The duration and any termination provisions of the agreement.

Response: In response to the Staff’s comment, the Company has expanded its description of its agreement with ALZA appearing on page 109 of the Registration Statement to disclose (i) the royalty rate the Company must pay to ALZA, expressed as a range within ten percent; and (ii) the duration and termination provisions of the agreement.

Consolidated Statement of Stockholders’ Equity (Deficit), page F-5

25. Staff Comment: Please tell us why the balance at January 1, 2012 reflects the conversion of preferred stock which according to disclosure in Note 1 did not occur until April 2012.

Response: The Company advises the Staff that the reverse merger between ZP Opco, Inc. and Zosano Pharma Corporation described in Note 1 was accounted for as a recapitalization of the Company. The guidance in SEC Manual Item 2.6.5.4 – Reverse Acquisitions, provides that:

The historical shareholder’s equity of the accounting acquirer prior to the merger is retroactively reclassified for the equivalent number of shares received in the merger after giving effect to any difference in par value of the registrant’s and the accounting acquirer’s stock by an offset to additional paid-in capital.

Consistent with this guidance, the Company’s consolidated statements of stockholders’ equity (deficit) for the years ended December 31, 2013 and 2012 reflected the effect of the reverse merger on a retroactive basis.

The Company has added disclosure in Note 1 – Reverse Merger and Recapitalization appearing on page F-8 of the Registration Statement, to clarify the retroactive application, as follows:

“All shares and per share amounts have been retroactively restated for the effect of this reverse merger and recapitalization for all periods presented.”

Notes to Consolidated Financial Statements.

6. Joint Venture, page F-16

26. Staff Comment: Please provide us your analysis with reference to authoritative literature supporting the use of net book value of certain equipment to record your 50% membership interest.

Response: The Company advises the Staff that in the formation of the joint venture, the Company agreed to contribute certain equipment necessary for the manufacturing of the drug product being studied and its corresponding placebos and applicators, and Asahi, the

Mr. Jeffrey P. Riedler

<June 23, 2014>

Company’s former joint venture partner, agreed to contribute funding to sustain the operation of the joint venture. The Company does not believe that US GAAP specifically addresses the accounting by a joint venture for noncash assets, such as manufacturing equipment, contributed at formation. The Emerging Issues Task Force (EITF) considered this issue in EITF 98-4, but did not reach a consensus. ASC 805-10-15-4 excludes the formation of a joint venture from the scope of ASC 805’s guidance on business combinations. ASC 845 requires that certain nonmonetary transactions be recorded at fair value. However, transactions between investors and joint ventures are specifically scoped out of the fair value requirement per ASC 845-10-15-4.b:

15-4 The guidance in the Nonmonetary Transactions Topic does not apply to the following transactions:

[…]

b. A transfer of nonmonetary assets solely between entities or persons under common control, such as between a parent and its subsidiaries or between two subsidiaries of the same parent, or between a corporate joint venture and its owners.

Under these circumstances, the Company looked to ASC 323, Investments – Equity Method and Joint Ventures, and specifically ASC 323-10-30-2, which states:

“…an investor shall measure an investment in the common stock of an investee (including a joint venture) initially at cost, in accordance with the guidance in Section 805-50-30.”

In the formation of the joint venture, the $14.6 million investment in the joint venture represented the Company’s cost basis of the equipment contributed. Since the transaction is scoped out of the fair value requirements of ASC 845, the Company concluded that its cost basis must be used in accounting for the noncash assets contribution.

The Company further looked to the views of the Staff for guidance on joint ventures that are subject to Commission reporting requirements and believed that the following views under Staff Accounting Bulletin Topic 5-G. were applicable to the practice of private companies:

Topic 5-G. Transfers of Nonmonetary Assets by Promoters or Shareholders (SAB No. 48)

Facts: Nonmonetary assets are exchanged by promoters or shareholders for all or part of a company’s common stock just prior to or contemporaneously with a first-time public offering.

Interpretive Response: The staff believes that transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the

Mr. Jeffrey P. Riedler

<June 23, 2014>

time of the company’s initial public offering normally should be recorded at the transferors’ historical cost basis determined under GAAP.

We understand that SAB No. 48 has been applied by the Commission to require historical cost basis to be used in situations other than “just prior to or contemporaneously with a first time offering.” Accordingly, the Company respectfully submits that it followed US GAAP in using its historical cost basis to record the transfer of nonmonetary assets in exchange for its 50% interest in the joint venture with Asahi.

27. Staff Comment: Please provide us an analysis showing how the $3,487,000 gain on termination of joint venture in 2013 as shown in the consolidated statement of operations was determined.

Response: The Company advises the Staff that the $3,487,000 gain on termination of joint venture consists of the following:

(i) a termination notice payment of $2.4 million received by the Company from Asahi, required by the provisions of the joint venture termination agreement;

(ii) a negotiated, non-refundable payment of $3.5 million made by Asahi to the Company to settle all employee termination related costs, net of approximately $2.1 million representing the actual employee termination expenses incurred by the Company, including payroll, accrued vacation, severance payment and claims; and

(iii) these amounts were partially offset by the approximately $0.3 million difference between the net assets transferred back to the Company upon termination and the Company’s investment balance in the joint venture.

28. Staff Comment: Please refer to the $2.3 million in 2013 and $1.5 million in 2012 reimbursed from Asahi for depreciation that you recorded as a reduction of operating expenses. Cite for us the relevant accounting guidance for your accounting treatment of these reimbursements. Additionally, tell us why these same amounts appear to be recorded as a distribution from the joint venture (i.e. reduction of investment in joint venture).

Response: The Company advises the Staff that the Company’s joint venture agreement with Asahi contains specific provisions with respect to how income and expenses are to be allocated for the computation of each partner’s share of net income and loss in the joint venture. Under the joint venture agreement, depreciation expense on the Company’s contributed equipment is excluded in the computation of the Company’s share of net income or loss in the joint venture.

Article 7 of the joint venture agreement defines the depreciation expense allocation:

Section 7.1 Allocations

Mr. Jeffrey P. Riedler

<June 23, 2014>

(a) Losses in the amount of any depreciation of the property, plant and equipment of ZP Group LLC [i.e., the joint venture, as defined in the agreement] shall be allocated to ZP [i.e., the Company, as defined in the agreement].

(b) After giving effect to the special allocations set forth in Sections 7.1(a), 7.2, 7.3, and 10.4(a)(iii), profits or losses for any accounting period shall be allocated to the members in proportion to their respective allocation interests.

Further, Asahi agreed to make periodic cash payments to the Company equal to the amount of depreciation expense on the Company’s contributed equipment. Article 8 of the joint venture agreement states:

Section 8.1 Distributions of Net Cash Flow.

(a) Within seventy-five (75) days following the last day of each fiscal quarter following the Effective Date, the Company [i.e., ZP Group LLC, the joint venture, as defined in the agreement] shall make a distribution in cash to ZP [i.e., the Company, as defined in the agreement] equal to the Quarterly Distribution Amount for such preceding fiscal quarter, such payment to be accompanied by a report detailing the calculation of the Quarterly Distribution Amount [where Quarterly Distribution Amount is defined in Exhibit A – Defined Terms to the joint venture agreement, to mean “for each fiscal quarter, the depreciation amounts for such fiscal quarter.”]

The Company follows the guidance under ASC 323, Investments – Equity Method and Joint Ventures, specifically ASC 323-10-35-4, which states:

Under the equity method, an investor shall recognize its share of the earnings or losses of an investee in the periods for which they are reported by the investee in its financial statements rather than in the period in which an investee declares a dividend. An investor shall adjust the carrying amount of an investment for its share of the earnings or losses of the investee after the date of investment and shall report the recognized earnings or losses in income. An investor’s share of the earnings or losses of an investee shall be based on the shares of common stock and in-substance common stock held by that investor.

The Company evaluated the nature and substance of the periodic cash reimbursement from Asahi and has concluded that the cash reimbursement would constitute a dividend on investment. Accordingly, the Company decreased the carrying amount of the equity investment in the joint venture each quarter based on the amount received. The Company respectfully advises the Staff that it has clarified its disclosure in Note 6 – Joint Venture on page F-16 of the Registration Statement to state as follows:

“The Company recorded approximately $2.3 million and $1.5 million as reduction to the carrying amount of its investment in joint venture for the year ended December 31, 2013 and 2012, respectively.”

Mr. Jeffrey P. Riedler

<June 23, 2014>

29. Staff Comment: Please explain to us the reconciliation of ZP Group LLC’s net loss to the Company’s equity in loss in the joint venture. In this regard, it is not clear what “depreciation expense,” “quarterly distribution,” and “adjustment for depreciation on contributed capital” represents and why they are necessary to determine the Company’s equity in loss.

Response: Consistent with the Company’s response to comment 28 above, to illustrate the computation of net loss to be allocated to members of the joint venture, and how the exclusions by the joint venture are in turn recognized by the Company, a dual column tabular presentation is included on page F-17 of the Registration Statement. The left hand column in the tabular presentation for each reporting period begins with ZP Group LLC’s reported net loss, adding back the depreciation expense for the period as the amount has been recorded as an operating expense of the joint venture, and subtracting the amount of distribution from the joint venture to the Company to derive an adjusted net loss of ZP Group LLC for the computation of the Company’s 50% share of the joint venture’s net loss, as stipulated in the joint venture agreement. The second column in the tabular presentation for each reporting period presents the Company’s equity method accounting of the joint venture, which begins by recognizing the depreciation expense that is specifically allocated to the Company pursuant to the joint venture agreement, reduced by the amount of distribution received from the joint venture and adding the Company’s share of loss in the joint venture to derive its equity in loss of joint venture.

*            *             *

Should the Staff have any additional comments or questions, please direct such to me at (617) 832-1160 or in my absence to Jeffrey Quillen at (617) 832-1205 or Joel Needleman at (617) 832-3097.

Sincerely,

/s/ Robert W. Sweet, Jr.

Robert W. Sweet, Jr.

cc:	Mr. Vikram Lamba (Zosano Pharma Corporation)